FOURTH AMENDMENT TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
VICTORYBASE HOLDINGS, LLC

This Fourth Amendment (this "Amendment"), dated April 29th, 2024 (the "Effective Date"), amends the Limited Liability Company Agreement dated December 9, 2020 of VICTORYBASE HOLDINGS LLC, a Texas limited liability company (the "Company"), as amended by the First Amendment thereto, dated January 1, 2023, and the Second Amendment thereto, dated February 10, 2023, and the Third Amendment thereto, dated June 9, 2023, (collectively, the "LLC Agreement"), and is hereby approved and adopted by the Manager and the Members of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the LLC Agreement

Recitals:

A.   VBC uses proceeds from its Regulation CF offering to purchase 7,372 Class B units of VBH, resulting in a transaction of $73,720 at the current $10.00 unit price. Some or all these funds may be delayed due to fund clearing limitations with our investment platform. If VBC is unable to provide funds for the entire purchase, the additional funds will be treated as a non-interest-bearing liability until VBC can provide the full payment, but will still be booked at the dated market price of VBH Class B Units.

B.   VBH issues 7,372 Class B units of VBH to VBC;

C.   VBRE exercises it right, contained in Exhibit C of the Second Amendment to VictoryBase Holdings, LLC, to convert 30,000 class C units of VBH to 74,894 Class A units of VBH;

D.   VBH distributes $58,200 to VictoryBase NY1, LLC ("NY1") to use for capital improvements and working capital. $15,520 will remain in cash at VBH to support future redemptions or capital requirements as deemed necessary by management;

E.   For the future contribution of assets and/or entities into VBH, VBRE may add reasonable market fees prior to contribution at managements discretion;

F.   As of the effective date and following the execution of all other items herein, units of VBH will change from the previous $10.00 per unit price to $11.11. This calculation is contained herein, attached and amended as Schedule B. Our valuation policies can be found in the VictoryBase Corporation Form-C.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which is acknowledged, the parties agree as follows:

1.   Purchase of Class B Units of VBH by VBC. On or about the date hereof, VBC shall purchase 7,372 Class B Units of VBH. This shall result in the payment of $73,720 from VBC to VBH. VBC may have delays or limitations in its ability to pay for these units all at once, due to the limitations and requirements of our investment platform. If this occurs, the sale of units shall be executed at the current $10.00 unit price and VBC will incur a liability to VBH until the funds are paid in full. This liability between VBH and VBC shall be non-interest bearing and shall be paid within 15 days after VBC clears funds from our investment portal.

2.   Distribution of Capital to NY1. Following the sale of Class B units to VBC, VBH shall distribute $58,200 from VBH to NY1's operating cash account to use towards capital improvements and general working capital.

3.   VBRE Conversion of Class C to Class A Units. Following the guidelines set forth by the Second Amendment to VictoryBase Holdings, LLC Exhibit C, VBRE shall convert 30,000 Class B units to 74,894 Class A Units. Calculations are contained herein under Schedule B.

4.   Fees included in the contribution value of assets from VBRE to VBH. VBRE may include fees into the contribution value to account for expenses incurred from the acquisition, the contribution, and the VBC Regulation CF offering. This means that VBRE's asset/entity contribution value may be higher than the actual acquisition price of the asset or entity. Fees may include an offering fee, an acquisition fee, a sourcing fee, an admin fee, and any other fees deemed necessary or appropriate by management.   These fees may also vary at the discretion of management.

5.   Unit Price Adjustment. As of the effective Date, the company shall adjust the unit price of VBH from $10.00 to $11.11. Schedule B is attached hereto, describing the calculation used to determine the Net Asset Value of VBH.

6.   Amendment to Existing Company Agreement. As of the Effective Date, and after giving effect to the above Issuances, Schedule A to the Existing Company Agreement is hereby amended in its entirety to read as set forth on Schedule A attached hereto.

7.   No Other Amendments. Except as specifically set forth in this Amendment, all terms and conditions of the Existing Company Agreement shall remain unchanged and in full force and effect and not be affected by this Amendment.

8.   Further Assurances. The signing parties agree (i) to furnish upon request to each other such further information, (ii) to execute and deliver to each other such other documents, and (iii) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Amendment and the documents referred to in this Amendment.

9.   Miscellaneous. THIS AMENDMENT SHALL BE GOVERNED BY TEXAS LAW (OTHER THAN THE CONFLICTS LAWS AND RULES OF TEXAS). This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one original. A faxed or e-mailed signature to this Amendment will be fully binding and enforceable without

requiring delivery of the original signature to this Amendment. This Amendment (along with the Contribution Agreement and the other agreements referenced herein or therein) constitutes the entire agreement of the parties with respect to the subject matter hereof. This Amendment is binding on, and enforceable by, the parties hereto and their heirs, successors, and assigns.

[*Signature page follows.*]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

VBRE:

VICTORYBASE RE, LLC

By: _____
           Thomas Paquin, President

VBC:

VICTORYBASE CORPORATION

By: _____
           Thomas Paquin, President

SCHEDULE A

Schedule of Members
of
VICTORYBASE HOLDINGS LLC

as of April 29, 2024

Name and Address of Member	Number of Units	Class of Units
VictoryBase RE, LLC Physical address: 550 Reserve Street, Suite 190 Southlake, TX 76092 Attn: Thomas Paquin and Mailing address: P.O. Box 617 Roanoke, TX 76262 Attn: Thomas Paquin E-mail: tpaquin@victorybase.com	645,456 0	Class A Class C
VictoryBase Corporation Physical address: 550 Reserve Street, Suite 190 Southlake, TX 76092 Attn: Thomas Paquin and Mailing address: P.O. Box 617 Roanoke, TX 76262 Attn: Thomas Paquin E-mail: tpaquin@victorybase.com	7,373	Class B

SCHEDULE B

Schedule of Unit Price Adjustments
of
VICTORYBASE HOLDINGS LLC

as of April 29, 2024

	Previous Unit Price	**Updated Unit Price**
	August 31, 2023	April 29, 2024
	$10.00	$11.11
SC1 LLC Value	$15,000,000	$15,500,000
SC1 Cashflow Accumulated	$0	$149,935
NY1 Net Value	$8,200,000	$8,700,000
NY1 Cashflow Accumulated	$0	-$51,057
Capital from VBC for Class B Units	$0	$73,720
Adjustment (+/-)	$0	$723,655
Class A Units Outstanding	570,562	645,456
Class B Units Outstanding	1	7,372
Class C Units Outstanding	30,000	0
Total Units Outstanding	600,563	652,828

	Previous Unit Balance	**Current Unit Balance**	**Value**	**% of VBH Owned**
VBRE Total Class A Units	570,562	645,456	$7,170,046	98.87%
VB Corp Class B Units	1	7,373	$81,903	1.13%
Total Units Owned VBH	570,563	652,829	$7,251,949	100.00%

Conversion Calculations		
Class C Units Owned by VBRE	30,000	
Starting Unit Value	$10.00	
Increase in FMV to NY1	$448,943	**Appreciation and cashflow of NY1
Value in Class A Units	44,894	**Valued at the starting $10.00 unit price
Adding in the original Class C units	74,894	**Add back original 30,000 Class C units at $10.00 unit price
VBRE Total Class A Units after Conversion	645,456	**Add to original balance outstanding of 570,562